SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 23, 2026.

Brazilian Securities and Exchange Commission (CVM)

Attn: Superintendent of Corporate Relations – SEP

Mr. Fernando Soares Vieira

Business Monitoring Manager 1 – GEA-1

Ms. Nilza Maria Silva de Oliveira

Ref.: Official Letter No. 210/2026/CVM/SEP/GEA-1

CVM Case No. 19957.011429/2026-07

Dear Sirs,

We refer to the above-mentioned letter ("Official Letter"), received on June 22, 2026, through which you. request clarification from Braskem S.A. ("Braskem" or "Company"), as follows:

"Subject: Request for clarification on news - CVM Process No. 19957.011429/2026-07

Mr. Director,

1. We refer to the news published on 06.19.2026 on the Globo.com portal, Alagoas section, under the title: "PF investigation points out that Braskem knew of the risk of sinking in Maceió since 1988", which contains the following statements:

"The PF pointed out that Braskem knew about the risks of sinking in Maceió since the 1980s. The reports support the MPF's complaint against former leaders.

Studies from 1986 already warned of subsidence and recommended control. In 1989, new alerts predicted the formation of subsidence basins and craters.

Although the sinking was detectable in the 1990s, the company denied the data. In 2003, it omitted monitoring that indicated changes in relief.

The crisis came to light in 2018 after tremors. In 2024, the PF classified the damage as irreversible, making areas unsuitable for occupation.

The investigations of the Federal Police (PF) into the disaster caused by rock salt mining in Maceió point out that the risks of soil subsidence were already known since the 1980s by Salgema (Braskem's predecessor).

G1 had access to the expert reports that support the complaint of the Federal Public Ministry (MPF) against former managers and technicians linked to the exploitation of the mines. The activity caused the eviction of five neighborhoods in the capital of Alagoas: Pinheiro, Mutange, Bebedouro, Bom Parto and part of Farol.

[...]

According to the research, technical studies commissioned in 1986 already warned of the possibility of subsidence - a gradual lowering of the terrain. The documents recommended control measures to prevent damage to the surface.

That same year, records analyzed by the experts indicated that vibrations caused by collapses in underground cavities had already been identified. Three years later, in 1989, specialized consultants made new warnings about the possibility of the formation of a 'subsidence basin' and craters in the event of collapse.

Subsidence began to be detected in the 1990s

The experts indicate that the process of soil subsidence became detectable from the end of the 1990s. Topographic data and technical surveys analyzed by the PF show progressive changes in the terrain of the region where the mines operated. Despite this, according to the investigation, the company continued to officially maintain that there was no evidence of soil accommodation.

One of the main points of the complaint is the conclusion that Braskem (created in 2002 from the integration of other companies, including Salgema) had formal knowledge of the subsidence process at least since 2003.

That year, according to the PF, the company already had monitoring data that indicated significant changes in relief. Still, it informed the authorities, in official documents, that there was no evidence of subsidence.

For investigators, this was the beginning of a series of omissions and alleged fraud that would have contributed to hiding the seriousness of the problem for more than a decade. The crisis only came to light in 2018, after earthquakes and cracks in buildings scared the population.

2. In view of the foregoing, we determine that you. clarify whether the news is true, and, if so, explain the reasons why you understood it not to be a material fact, as well as comment on other information considered important on the subject.

3. It should be noted that according to article 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact that occurred or related to its business, as well as to ensure their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading."

Braskem clarifies that the news published on June 19, 2026, on the Globo.com portal, refers to the unfolding of the filing of a complaint by the Federal Public Prosecutor's Office of Alagoas ("MPF" and "Complaint"), resulting from the investigation conducted by the Federal Police and related to the geological incident that occurred in Alagoas ("Inquiry").

The existence of the Inquiry and related information, as well as the filing of the Complaint by the MPF, are widely known to the public and have been repeatedly and progressively disclosed by Braskem1. The Annual Financial Statements and the Quarterly Financial Information ("ITR"), specifically in the Explanatory Note "Geological Event – Alagoas", in addition to the Reference Forms (Formulário de Referência) disclosed by the Company since May 2024, contain detailed information about the geological event in Alagoas and its developments, including information on, at first, the Inquiry, and more recently, the Complaint. As an example, in the ITR for the first quarter of 2026, Braskem reported that, in October 2025, the MPF filed a complaint based on the Federal Police's final report of October 2024.

1 As can be seen from the explanatory notes to (i) the financial statements for the fiscal year ended December 31, 2023, (ii) financial information for the first quarter of 2024, (iii) financial information for the second quarter of 2024, (iv) financial information for the third quarter of 2024, (v) financial statements for the financial year ended December 31, 2024, (vi) financial information for the first quarter of 2025, (vii) financial information for the second quarter of 2025, (viii) financial information for the third quarter of 2025, and (ix) financial statements for the fiscal year ended December 31, 2025.

It should be clarified that the content of the Complaint remained under confidentiality, which was only recently withdrawn. Given that the filing of the Complaint had already been informed by the Company in its periodic disclosures, including through its financial information, which continuously and progressively addressed the matter, such fact, in the Company's judgment, did not constitute a material fact, under the applicable regulation. For the same reasons, in the Company's judgment, the acceptance of the Complaint filed by the MPF was also not a material fact.

Being what should be informed, the Company is at the entire disposal of this and. Autarchy to provide any additional information that may be necessary.

Sincerely,

BRASKEM S.A.

Carlos Augusto Machado Pereira de Almeida Brandão

Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.